TD Bank Group TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

April 13, 2017

VIA EMAIL AND EDGAR

Mr. Gus Rodriguez
Accounting Branch Chief
Office of Financial Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Response of The Toronto-Dominion Bank (the "Bank" or "TD") to the Securities and Exchange Commission's (the "Commission" or the "Staff") letter dated March 16, 2017 relating to the Bank's:

Form 40-F for Fiscal Year Ended October 31, 2016

Filed December 1, 2016

File No. 001-14446

Dear Mr. Rodriguez,

Thank you for the opportunity to provide you with TD's response to your letter dated March 16, 2017 (the "Staff Letter") regarding the above-referenced filing. Our responses to the Staff Letter are included in Appendix A of this letter.

TD hereby acknowledges that:

(i)	We are responsible for the adequacy and accuracy of the disclosure in the filings;
(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(iii)	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (416) 307-6588 or Valerie Gillis, Senior Vice President and Chief Accountant at (416) 308-3015 if you require additional information.

Sincerely,

/s/ Riaz Ahmed

Riaz Ahmed
Group Head and Chief Financial Officer

cc:	Dave Irving (United States Securities and Exchange Commission) Norie Campbell (Group Head and Chief General Counsel, TD Bank Group)
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TD Bank Group

Appendix A – TD's Responses to comments in the Staff Letter

To assist with your review, we have reproduced the text of the Staff's comments in bold below, and the numbered paragraphs of this Appendix correspond to the paragraphs of the Staff Letter.

All references to currency are in Canadian dollars.

Form 40-F for the Year Ended October 31, 2016

Notes to Consolidated Financial Statements

Note 26: Income Taxes, page 70

1.	You disclose a tax rate differential in international operations of negative 4.1% in 2016, negative 6.1% in 2015 and negative 5.4% in 2014. Please tell us the foreign countries and the tax rate differential amounts and percentages that account for the negative tax rate differential in your international operations. Please also tell us the foreign countries that you allocated the $CAD 1.7 billion in revenues and $CAD 1.0 billion in income before tax to Other International operations in your segment footnote.

Please refer to the table below which provides details of the foreign countries and their respective tax rate differential amounts and percentages that account for the negative tax rate differential in TD's international operations for the fiscal years ended October 31, 2016, October 31, 2015 and October 31, 2014:

TD is providing the Staff on a confidential and supplemental basis, under the cover of a separate letter dated the date hereof, additional detail regarding tax rate differential amounts and percentages in respect of TD’s international operations.

Country	2016		2015		2014
	Tax rate differential amount (millions)	Tax rate differential %	Tax rate differential amount (millions)	Tax rate differential %	Tax rate differential amount (millions)	Tax rate differential %

Total	$ (439)	(4.1%)	$ (556)	(6.1%)	$ (489)	(5.4%)

Per Note 26	$ (439)	(4.1%)	$ (556)	(6.1%)	$ (489)	(5.4%)

Please refer to the table below which provides details of the foreign countries to which TD attributes revenues and income before income tax in respect of the Other International operations noted in the Results by Geography table disclosed in Note 30: Segmented Information:

TD is providing the Staff on a confidential and supplemental basis, under the cover of a separate letter dated the date hereof, additional detail regarding revenue and income before income taxes in respect of TD’s Other International operations.

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TD Bank Group

Country	2016
	Revenue (millions)	Income before Income Taxes (millions)

Total	1,724	1,013

Per Note 30	$ 1,724	$ 1,013

Note 30: Segmented Information, page 77

2.	You include the provision for the allowance for incurred but not identified losses related to the Canadian Retail and Wholesale Banking loan portfolios in the Corporate segment. Please tell us why this provision is not included in the Canadian Retail and Wholesale Banking segments. Refer to paragraphs 20-23 of IFRS 8.

The allowance for incurred but not identified losses ("IBNI") and related provision for credit losses for the Canadian Retail and Wholesale Banking loan portfolios is recorded in the Corporate segment. All counterparty-specific allowances and collectively assessed allowances for individually insignificant impaired loans and related provisions for credit losses are recorded in the business segment responsible for the results of the related loan portfolio.

Our presentation of the IBNI allowance is on the same basis as our internal reporting that is provided and reviewed by the chief operating decision maker ("CODM"), which TD has identified as the Bank’s Chief Executive Officer. The Canadian Retail and Wholesale operating segment results and performance is currently evaluated by the CODM excluding the impact of the IBNI allowance and related provision for credit losses. This IBNI allowance is determined independently from the business segments by credit risk teams charged with this accountability in accordance with approved credit policies. We believe our presentation appropriately reflects the current accountabilities of the Canadian Retail and Wholesale Banking segments, in accordance with paragraph 20 of IFRS 8. We also note that from a comparability perspective, that the current practice of other Canadian banks is to similarly present their IBNI allowance as part of their Corporate or equivalent results.

As we implement the IFRS 9 Financial Instruments impairment requirements, we will continue to assess how our business segments are evaluated by the CODM and reflect any changes in our segment reporting disclosures if required, in accordance with IFRS 8.

3

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